Exhibit 99.1

Solmate Infrastructure (SLMT) Reports Board Changes

ABU DHABI, United Arab Emirates, November 2, 2026 – Solmate Infrastructure Public Limited Company (formerly Brera Holdings PLC) (Nasdaq: SLMT) (“Solmate” or the “Company”), today announced that Alyazi Almheiri and Tarek Alnuaimi have resigned from the Company’s Board of Directors, effective October 26, 2026. Neither resignation resulted from any disagreement with the Company on any matter relating to its operations, policies or practices.

Following these changes, the Board consists of four directors, two of whom are independent under Nasdaq Listing Rules. The Board is continuing its search for additional independent directors and will announce appointments as they are made.

“Alyazi and Tarek have been trusted colleagues and valued contributors to Solmate, and I am grateful for the time, judgment and commitment they brought to the Board,” said Erez Simha, Chairman of the Board. “We wish them every success. As Solmate enters its next stage of growth, we look forward to adding directors with deep capital markets and infrastructure experience.”

“It has been a privilege to serve on Solmate’s Board and to work alongside Erez, the management team and our fellow directors,” said Alyazi Almheiri and Tarek Alnuaimi. “We are confident in the Company’s direction, and we wish the Board and the team continued success.”

About Solmate Infrastructure

Solmate Infrastructure Public Limited Company (Nasdaq: SLMT), formerly Brera Holdings PLC, is an Irish public limited company. Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain and staking. The Company is focused on creating long-term shareholder value through the ownership, operation and optimization of mission-critical digital infrastructure assets. For more information, visit the Solmate Website.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Board’s search for, and the timing of the appointment of, new independent directors, the future composition of the Board and its committees, and the Company’s growth. Words such as “will,” “expect,” “intend,” “plan,” “seek” and similar expressions identify forward-looking statements. These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the Company’s ability to identify, attract and appoint qualified independent directors on a timely basis; the Company’s ability to maintain compliance with Nasdaq listing rules and SEC requirements relating to board and committee composition; and the other risks described under “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update them, except as required by law.

Media Enquiries

Wachsman

solmate@wachsman.com

Investor Relations

Yaffa Cohen-Ifrah

CMO & Head of Investor Relations

Yaffa@solmate.com